                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


     {X}          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 2000

                                       or

     {  }         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number 0-3134

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
                  INDUSTRIES, INC. AND OTHER SPONSORING CORPORATIONS

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PARK-OHIO HOLDINGS CORP.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX

                                                                                                 PAGE (S)

Report of Independent Auditors...................................................................   F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..................................................   F-2
Statement of Changes in Net Assets Available for Benefits........................................   F-3
Notes to Financial Statements....................................................................   F-4--F-9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
   Investment Purposes at December 31, 2000......................................................   F-10


                                    EXHIBITS

     Exhibit
     Number                               Description
---------------     -----------------------------------------------------------

       23           Consent of Independent Auditors

        * Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Individual Account
                                     Retirement Plan of
                                     Park-Ohio Industries, Inc.
                                     and Other Sponsoring
                                     Corporations

                                     Date:    June 29, 2001

                                     By       /s/ Richard P. Elliott
                                              -------------------------
                                              Richard P. Elliott
                                              Vice President and Chief
                                              Financial Officer

                         Report of Independent Auditors


Plan Administrative Committee
Individual Account Retirement Plan of
   Park-Ohio Industries, Inc. and Other
   Sponsoring Corporations


We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                        /s/ Ernst & Young LLP


Cleveland, Ohio
June 1, 2001

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                 Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                      2000              1999
                                                 ------------------------------

ASSETS
Investments, at fair value                       $ 56,120,570      $ 61,343,708

Receivables:
   Employer contribution receivable                   100,363           115,285
   Employee contribution receivable                   284,236           353,996
   Accrued income                                      18,758               415
   Other                                               15,442            14,182
                                                 ------------------------------
Total receivables                                     418,799           483,878
                                                 ------------------------------
Total assets                                       56,539,369        61,827,586

LIABILITIES
Accrued purchase of investments                      (151,518)          (16,719)
                                                 ------------------------------
Net assets available for benefits                $ 56,387,851      $ 61,810,867
                                                 ==============================



See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000



ADDITIONS

Investment income:
   Dividend and interest income                                    $  5,537,624

Contributions:
  Participants                                                        4,100,717
  Employer                                                            1,412,877
  Rollovers                                                             219,112
                                                                   ------------
                                                                      5,732,706
                                                                   ------------

Total additions                                                      11,270,330

DEDUCTIONS
Distributions to participants                                         4,923,071
Trustee fees and expenses                                                25,480
                                                                   ------------
                                                                      4,948,551

Net depreciation in fair value of investments                        11,744,795
                                                                   ------------

Total deductions                                                     16,693,346
                                                                   ------------

Net decrease                                                         (5,423,016)

Net assets available for benefits:
   Beginning of year                                                 61,810,867
                                                                   ------------
   End of year                                                     $ 56,387,851
                                                                   ============


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                          Notes to Financial Statements

                                December 31, 2000



A.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Individual Account Retirement Plan (the "Plan") are maintained on the accrual basis.

INVESTMENT VALUE AND INCOME RECOGNITION

Purchases of investments are recorded at cost and revalued to market values at the close of each day by the Plan Trustee. All investments are under the control and management of Key Trust Company of Ohio N.A., the Trustee of the Plan.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

Realized gains and losses are calculated based upon historical cost of securities using the average cost method.

The investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year presentation.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements (continued)



B.    DESCRIPTION OF PLAN

The Plan, adopted by the Company effective January 1, 1985, is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which Park-Ohio Industries, Inc. has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment.

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

The Company may terminate the Plan at any time by resolution of its Board of Directors. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

Information about the Plan is contained in the Plan document, which is available from the Company's Plan Administrative Committee.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements (continued)



C.    CONTRIBUTIONS

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $10,500 and $10,000, the IRS maximum contribution for 2000 and 1999, respectively. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for eligible employees, which generally include non-bargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant's investment allocation designation.

Contributions refundable to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals. Employee contributions and the contribution receivable are shown net of the amounts refundable. The total contributions refundable to participants were $16,671 and $13,413 in 2000 and 1999, respectively.

Participants of the Plan can make changes to their account via the telephone, through the Trust Talk System of Key Trust Company. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every quarter.

D.    PARTICIPANT LOANS

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments are made via payroll deductions with after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements (continued)



E.    INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:


                                                                    DECEMBER 31
                                                                2000             1999
                                                            ----------------------------
        KeyCorp Victory Value Fund                          $19,432,724      $25,239,920
        KeyCorp Victory Intermediate Income
           Bond Fund                                                 --        3,212,176
        KeyCorp Prism Money Market Fund                       9,238,974        8,905,805
        Putnam New Opportunities Fund                         9,678,245       13,096,364
        George Putnam Fund of Boston                                 --        3,942,452
        Park-Ohio Holdings Corp.
           Common Stock                                       2,166,240        3,059,137
        Janus Balanced Fund                                   4,792,252               --
        Pimco Total Return Fund                               3,316,365               --

During 2000, the Plan's investments (including investment purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                 NET
                                            DEPRECIATION
                                          IN FAIR VALUE OF
                                             INVESTMENT
                                          ----------------

        Common stock                      $    1,692,701
        Mutual funds                          10,052,094
                                          ----------------
       Total                              $   11,744,795
                                          ================

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements (continued)



F.    BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company's contributions determined as follows:

                                                                VESTED
                    CREDITED VESTING SERVICE                  PERCENTAGE
       -------------------------------------------------------------------

       Less than 3 years                                            0%
       At least 3 years but less than 4 years                      20%
       At least 4 years but less than 5 years                      40%
       At least 5 years but less than 6 years                      60%
       At least 6 years but less than 7 years                      80%
       7 years or more                                            100%


The portion of the Company's contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company's future contributions to the Plan. The total of forfeited contributions by participants was $150,385 and $105,979, and contributions required by the employer were reduced by $161,342 and $142,847 in 2000 and 1999, respectively. The balance of forfeited amounts available to the Company to reduce future contributions was $27,380 and $38,337 at December 31, 2000 and 1999, respectively.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                    Notes to Financial Statements (continued)



G.    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Key Trust Company of Ohio N.A., the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $25,480 for the year ended December 31, 2000.

H.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107   Plan 011

                  Schedule H, Line 4i--Schedule of Assets Held
                     for Investment Purposes At End of Year

                                December 31, 2000



          IDENTITY OF ISSUER, BORROWER                                                               CURRENT
            LESSOR, OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT                   VALUE
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Park Ohio Holdings Corp.*                   444,357 shares of common stock                          $    2,166,240

MUTUAL FUNDS
Key Trust Company of Ohio N.A.*             Victory Value Fund; 1,277,628 units                         19,432,724
                                            Victory Stock Index Fund; 10,850 units                         231,974
                                            Prism Money Market Fund;
                                               693,242 units                                             9,238,974
                                            EB Money Market Fund; 393,921 units                            393,921
Putnam Investments                          New Opportunities Fund; 165,101 units                        9,678,245
                                            OTC Emerging Growth Fund;
                                               59,796 units                                                832,358
PIMCO Funds                                 Total Return Fund; 319,188 units                             3,316,365
INVESCO Funds                               Dynamics Fund; 36,113 units                                    858,396
Janus Funds                                 Worldwide Fund; 45,949 units                                 2,612,677
                                            Twenty Fund; 20,235 units                                    1,108,861
                                            Overseas Fund; 17,507 units                                    464,642
                                            Balanced Fund; 225,624 units                                 4,792,252

OTHER
Participant loans                           Interest rates ranging from
                                               8.25% to 10.50%                                             992,941
                                                                                                    --------------
                                                                                                    $   56,120,570
                                                                                                    ==============


*Indicates party-in-interest to the Plan.